Exhibit 99.1

New Pacific provides an update on the Silver Sand Project Preliminary Economic Assessment

VANCOUVER, BC, Feb. 8, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) reports on the status and plan for the ongoing work on the preliminary economic assessment ("PEA") study for its wholly owned Silver Sand Project in south-central Bolivia:

  A Mineral Resource Estimate ("MRE") update is underway as detailed below;
  The Company plans to select an additional PEA study specialist by the end of February to supplement and complete certain remaining aspects of the PEA report; and
  Once the MRE update is finalized, the PEA study is expected to be completed by the end of 2022.

The MRE update, that has been initiated will reflect new drill results since the 2020 MRE and the results of an ongoing mineral resource infill and expansion drill program.

There are currently 135 drill hole results (see Table 1) received since the last MRE prepared for the 2020 Technical Report, as referenced below. The MRE update will include Silver Sand, the Snake Hole area (32 holes, many of which have intercepted significant silver intervals) and selected properties covered by the Mining Production Contract ("MPC") surrounding the Silver Sand Project.

Table 1:  Summary of Silver Sand drill programs completed to date

	# Holes	Metres	Year	Type	2020 MRE inclusion
2020 MRE (Silver Sand)	330	85,391.25	2017-2019	Mineral Resource	Yes
2019-Core Area	32	6,271.25	2019	Mineral Resource	No
2019-Snake Hole	24	5,956.55	2019	Exploration / Snake Hole not included	No
2020-Snake Hole	8	1,589.75	2020	Exploration	No
2020-Metallurgical	4	798.90	2020	Metallurgical sampling	No
2021-Oriented	31	4,525.60	2021	5 m spacing Oriented Drill	No
2021-Resource Expansion	17	6,215.60	2021	Mineral Resource Expansion	No
2021-Depth Drill	3	1,752.30	2021	Deep Drilling	No
2021-Infill	1	242.15	2021	Infill Drilling	No
2019-Esperanza	5	1,367.40	2019	Exploration	No
2019-Mascota	8	1,451.10	2019	Exploration	No
2019-West Shaft	2	448.00	2019	Exploration	No
Total	465	116,009.85

Recently, a revised MPC was signed with the Bolivian State-owned Corporación Minera de Bolivia ("COMIBOL") for the properties immediately surrounding the Silver Sand Project. While the Company works with COMIBOL to receive the required approvals for the MPC from Bolivia's Ministry of Mining and Metallurgy and the Plurinational Legislative Assembly, COMIBOL desires that the Company  drill and yield an initial mineral resource in limited and selected MPC properties by granting a special temporary permit for the Company.

Accordingly, the Company plans to complete a further 15,000 metres ("m") of exploration and in-fill drilling, including 2,500 m within the MPC properties and 12,500 m at the Silver Sand Project.  With this drilling, the Company may push part of the potential open-pit boundary onto the MPC ground to include Silver Sand MRE and MPC MRE in a total combined MRE.

Drilling on the Silver Sand Project has started with one rig and an additional two rigs are expected to arrive on site by mid-February.  The 15,000 m drill program is expected to be completed by the end of April, with all assays expected to be received by the end of June, and a mineral resource estimate updated by September 2022 to be included in the planned PEA.

Once the MRE update is completed, the planned PEA is expected to be completed by the end of 2022.

2020 Silver Sand Mineral Resource Estimate

The Silver Sand deposit is one of the more significant new global primary silver discoveries in the last decade. Measured and indicated mineral resources of 35.39 million tonnes at a grade of 137 g/t silver (155.86 million contained ounces silver) have been delineated, with an additional inferred mineral resource of 9.84 million tonnes at a grade of 112 g/t silver (35.55 million contained ounces silver).

Mineralization, which remains open to the north and south and at depth, starts at or near-surface and is amenable to potential open-pit mining extraction.  Approximately 70% of the resources are within 200 m of the conceptual open pit surface.

Table 2: Silver Sand Deposit - Conceptual Pit1 constrained Mineral Resource as of December 31, 2019

Mineral Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	8.4	159	43.05
Indicated	26.99	130	112.81
Measured & Indicated	35.39	137	155.86
Inferred	9.84	112	35.55

1 Notes:

  CIM Definition Standards (2014) were used for reporting the Mineral Resources.
  The Qualified Person is Dinara Nussipakynova, P.Geo. of AMC Mining Consultants (Canada) Ltd.
  Mineral Resources are constrained by an optimized pit shell at a metal price of US$18.70/oz Ag, recovery of 90% Ag and Cut-off grade of 45 g/t Ag.
  Mineral Resources are reported inside the Claim boundary.
  Pit optimization allows waste mining to extend outside the claim to the NE and SW.
  Drilling results up to 31 December 2019.
  The numbers may not compute exactly due to rounding.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Source: Technical Report entitled "Silver Sand Deposit Mineral Resource Report" dated May 25, 2020 (effective date of January 16, 2020) prepared by AMC Mining Consultants (Canada) Ltd., which is available on the Company's website and under the Company's profile on SEDAR at www.sedar.com.(the "2020 Technical Report")

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Resources ("NI 43-101"). The Qualified Person has verified the information disclosed herein and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:
New Pacific Metals Corp.
Investor Relations
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding the anticipated timing, amount and completion of exploration, drilling, development, construction, and other activities or achievements of the Company; future economics of the Company's projects; timing of receipt of permits and regulatory approvals; estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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CNW 17:05e 08-FEB-22